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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             _______________________

                        MINCO MINING & METALS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                     60253L
                                 (CUSIP Number)

                                 PETER C. ROZEE
                              TECK COMINCO LIMITED
                         SUITE 600 -- 200 BURRARD STREET
                             VANCOUVER, B.C. V6C 3L9
                                     CANADA
                            TEL. NO.: (604) 687-1117
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                DECEMBER 8, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Common Stock: CUSIP NO. 60253L                                       Page 2 of 5
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Teck Cominco Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                             (b) [_]


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3     SEC USE ONLY


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4     SOURCE OF FUNDS

                WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                 [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada
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                       7   SOLE VOTING POWER  (See Item 5)
                                2,546,429 shares of Common Stock
                                460,714 warrants to purchase 460,714 shares
                                of Common Stock
                       ---------------------------------------------------------
                       8   SHARED VOTING POWER  (See Item 5)
    NUMBER OF
     SHARES                     -0-
BENEFICIALLY OWNED     ---------------------------------------------------------
BY EACH REPORTING      9   SOLE DISPOSITIVE POWER  (See Item 5)
     PERSON                     2,546,429 shares of Common Stock
      WITH                      460,714 warrants to purchase 460,714 shares
                                of Common Stock
                       ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER  (See Item 5)

                               -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Item 5)

                2,546,429 shares of Common Stock
                460,714 warrants  to purchase 460,714 shares of Common Stock
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                10.04% of issued and outstanding shares of Common Stock
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14    TYPE OF REPORTING PERSON

                CO
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Common Stock: CUSIP NO. 60253L                                       Page 3 of 5
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                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         The class of securities is common stock and warrants to purchase common stock, without par value, and the issuer is Minco Mining & Metals Corporation, located at 1980--1055 W. Hastings Street, Vancouver, B.C., Canada.

ITEM 2.  IDENTITY AND BACKGROUND

         The identity of the security holder is Teck Cominco Limited, a mining company, with principal executive offices at 600--200 Burrard Street, Vancouver, B.C., Canada, which was incorporated under the laws of Canada. During the last five years, neither Teck Cominco Limited nor any of its subsidiaries has been convicted of a criminal proceeding. During the last five years, neither Teck Cominco Limited nor any of its subsidiaries has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used to make the purchase of shares of common stock and warrants to purchase common stock was $2,895,000 and the source of funds was from working capital and was not borrowed or otherwise obtained. The shares of common stock were acquired at various times by Private Placement and Subscription Agreements. As of December 8, 2003 we held 2,546,429 shares of common stock and 460,714 warrants to purchase 460,714 shares of common stock.

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Common Stock: CUSIP NO. 60253L                                       Page 4 of 5
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ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transaction was solely for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The aggregate number of shares of common stock held is 2,546,429 and 460,714 warrants to purchase 460,714 shares of common stock, which represents 10.04% of the issued and outstanding shares of Minco Mining & Metals Corporation's common stock, according to recent share counts provided by Minco Mining & Metals Corporation. Teck Cominco Limited has the sole power to vote and dispose of these securities. There have been no transactions of these securities by Teck Cominco Limited during the past 60 days, other than as described above in Item 3. See "Item 3. Source and Amount of Funds or Other Consideration". No other person has the power to direct the receipt of dividends or any proceeds of dispositions of these securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

         There are no contracts, arrangements, understandings or relationships with respect to any securities of Minco Mining & Metals Corporation held by Teck Cominco Limited.

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Common Stock: CUSIP NO. 60253L                                       Page 5 of 5
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                                   SIGNATURES

             After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 31, 2004



                                        Teck Cominco Limited

                                        By:  /s/ Peter C. Rozee
                                             -----------------------------------
                                             Name:    Peter C. Rozee
                                             Title:   Vice President, Commercial
                                                      & Legal Affairs